[Letterhead of Coeur d’Alene Mines Corporation]

December 21, 2012

VIA EDGAR AND HAND DELIVERY

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coeur d’Alene Mines Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-08641

Dear Ms. Jenkins:

On behalf of Coeur d’Alene Mines Corporation Inc. (the “Company”), this letter responds to your letter, dated November 28, 2012 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10-K (the “Annual Report”), filed on February 23, 2012. Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Form 10-K for Fiscal Year Ended December 31, 2011

Silver and Gold Mining Properties, page 19

USA – Nevada-Rochester Mine, page 28

1.	We note you disclose 53 unpatented mining claims which were subject to lease agreements at your Rochester mining operations. Please disclose the present status of these mining claims, whether there are any legal disputes with the owners, and also provide to us courtesy copies of these mining claim lease agreements.

Answer:   After the Company became aware of its inadvertent failure to pay annual mining claim maintenance fees, the Company located new claims on all ground covered by unpatented mining claims that are the subject of the claims dispute, including those subject to lease agreements. The Company has continued to pay lease fees to the lessors according to the rates set forth in the lease agreements. The Company is not currently mining on any of the claims subject to lease agreements. These claims are not individually or collectively material to the Company’s cash flows. Nor are these claims individually or collectively material to the Rochester property’s current plan of operations approved by the U.S. Bureau of Land Management (the “BLM”). The Company uses the property on which the claims are located principally to facilitate access to other portions of the Rochester property and to provide space for infrastructure. None of the lessors has initiated or threatened any litigation against the Company with respect to the leases or the Company’s continued use of the lessors’ property.

In response to the Staff’s comment, the Company is supplementally submitting under separate cover copies of all lease agreements with respect to unpatented mining claims (collectively, the “Leases”). Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934 as amended, the Leases are being provided to the Staff on a supplemental basis only and are not to be deemed filed or deemed part of the Annual Report. The Company respectfully requests that the Staff return the Leases to the Company pursuant to Rule 12b-4 upon completion of its review. The Company requests confidential treatment of the Leases pursuant to the provisions of 17 C.F.R. § 200.83.

The Annual Report inadvertently underreported the number of unpatented mining claims subject to lease agreements, which total 66. The Company believes that the total number of unpatented mining claims subject to lease agreements is not material; however, the Company intends to revise this disclosure in future filings.

2.	Please describe the preliminary injunction boundary separating your mining operations from Rye Patch mining claims and explain how this boundary was determined. Please discuss the purpose this boundary serves and whether it has any effect on your mining operations in the short and/or long term. Please include a map of your claim dispute property map with your filing.

Answer:   The preliminary injunction boundary surrounds all the Company’s current mining operations at the Rochester property and was established to protect public safety by excluding Rye Patch personnel from all active mining and processing areas. As disclosed in the Annual Report and subsequent Quarterly Reports on Form 10-Q, Rye Patch is prohibited from entering areas within the preliminary injunction boundary. The preliminary injunction does not, however, limit the Company’s activities inside or outside of the preliminary injunction boundary. Accordingly, the Company does not expect the limits of the preliminary injunction boundary to have a material effect on mining operations at the Rochester property under the current BLM-approved plan of operations. All of the Rochester property’s current mineral reserves are located on uncontested or patented claims, and are within the preliminary injunction boundary.

Because the preliminary injunction boundary does not affect the BLM-approved plan of operations, the Company does not believe a map showing the boundary’s contours is material information required to be included in the Company’s periodic filings. Although the Company believes that the limits of the preliminary injunction boundary are not material information, the Company has made available on its web site a map showing the uncontested claims, claims in dispute, location of mineral reserves and preliminary injunction boundary. The map may be accessed by visiting the Company’s web site at www.coeur.com and clicking on “Rochester Claims Dispute” on the “Rochester, Nevada” page under the tab “Operations”.

As disclosed in the Annual Report and subsequent Quarterly Reports on Form 10-Q, the Rochester property has continued normal operations while the claims dispute is pending. The Company expects normal operations to continue throughout the duration of the claims dispute.

3.	Please identify and disclose any constraints on your present mining operations due to your Rochester mining claim litigation. Please disclose any changes to your BLM-approved Plan of Operation in the short term due to this challenge in the unpatented claim ownership. Please disclose any leach and/or waste dumps restrictions in the short and/or long term and any potential fees for adverse land use.

Answer:   As disclosed in the Annual Report and subsequent Quarterly Reports on Form 10-Q, the Rochester property has continued normal operations while the claims dispute is pending. The Company has had, and continues to have, access to all its facilities and infrastructure at the Rochester property.

The claims dispute has not resulted in any changes to the Company’s BLM-approved plan of operations for the Rochester property, or any effect on the Company’s leaching activities or stockpiles (referred to sometimes as “waste dumps”). The Company does not expect any such changes or effects unless the claims dispute is finally resolved against the Company. In the event all claims in dispute were resolved in favor of Rye Patch, the Company cannot determine whether any fees or amounts would be awarded to Rye Patch for adverse land use, or what the amount or range of such fees or amounts might be. However, the Company would not be subject to BLM fees for any such adverse land use within the BLM-approved plan of operations. The effect on the Company’s leaching operations or stockpiles could depend on further BLM proceedings or private negotiations with respect to surface uses of the claims in dispute.

4.	In the event you are not successful with your Rochester mining claim litigation, please describe the effects and/or costs to your present mining operations, mine life, and exploration activities.

Answer:   The Company believes that an adverse outcome of the claims dispute would not have a material effect on present mining operations at the Rochester property or the remaining 5-year life of the Rochester mine under the current BLM-approved plan of operations. As disclosed in the Annual Report and subsequent Quarterly Reports on Form 10-Q, the Company believes there would be no impact to the current silver and gold reserves at the Rochester property assuming an adverse outcome of the claims dispute.

As disclosed in the Annual Report and subsequent Quarterly Reports on Form 10-Q, the Company believes an adverse outcome would cause it to modify existing plans to further expand future mining operations. As an administrative matter, an adverse outcome would require the Company’s permits to be updated to reflect the changes in claim ownership. In future filings, the Company intends to clarify that an adverse outcome would prevent the Company from future exploration in areas that are subject to any claims ultimately determined to be held by third parties.

5.	Please explain any major changes to your mining operations from your permitted plan of operations as approved by BLM. Please disclose whether you have access to all your facilities and infrastructure. Please provide an estimate of the permitting modification duration, cost, and other challenges due to this litigation.

Answer:   As disclosed in the Annual Report and subsequent Quarterly Reports on Form 10-Q, the Rochester property has continued normal operations while the claims dispute is pending. The Company has had, and continues to have, access to all its facilities and infrastructure at the Rochester property.

As disclosed in the Annual Report and subsequent Quarterly Reports on Form 10-Q, the Company believes an adverse outcome would require its permits to be updated to reflect changes in claim ownership. The Company cannot predict whether additional permitting activities may be necessary or desirable, or the duration or costs of the permitting process. However, the Company does not intend to engage in any permitting activities unless operations on areas considered for permitting would be economically viable in light of the permitting and operating costs.

Year End Mineralized Material – Rochester Mine, page 30

6.	Please modify your filing and disclose the tonnage and grade of the mineralized material affected by your claim dispute.

Answer:   As disclosed in the Annual Report and subsequent Quarterly Reports on Form 10-Q, the Company believes there would be no impact to the current silver and gold reserves at the Rochester property assuming an adverse outcome of the claims dispute. The Company estimates that approximately 65,383,000 short tons of mineralized material, containing 0.42 and 0.003 silver and gold ounces per ton, respectively, is affected by the claim dispute. The Company intends to include the tonnage and grade of the mineralized material affected by the claim dispute in its future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations – Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 56

Revenues, page 56

7.	We note you account for gold sales from your silver mines as by-product revenue. Please tell us the following:

•	Identify each mine for which gold sales are accounted for as a by-product;

•	on a mine-by-mine basis, what amount and percentage of revenues were derived from gold, silver and other metals for 2011 and the nine months ended September 30, 2012; and

•	why you believe by-product accounting is appropriate and the point at which you would consider co-product accounting to be more appropriate.

Answer:   Gold sales are accounted for in the financial statements as Sales of metal in the Consolidated Statements of Operations and Comprehensive Income. Gold sales are treated as a by-product credit only for purposes of determining non-GAAP cash costs per ounce as disclosed in Management’s Discussion and Analysis. In this disclosure, non-GAAP cash costs per ounce are reconciled to the U.S. GAAP financial statements.

As disclosed in the Annual Report and subsequent Quarterly Reports on Form 10-Q, the Company accounts for gold sales as a by-product at its Palmarejo, Rochester and Martha mines.

The following tables present the amounts and percentages of revenues derived from gold and silver for the year ended December 31, 2011 and the nine months ended September 30, 2012 (in thousands except percentages):

Year Ended December 31, 2011	Palmarejo	San Bartolomé	Kensington	Rochester	Martha	Endeavor	Total
Silver revenue	$315,343	$267,502	$—	$48,309	$12,678	$18,737	$662,569
Gold revenue	197,754	—	151,186	9,022	669	–	358,631

Total revenue	$513,097	$267,502	$151,186	$57,331	$13,347	$18,737	$1,021,200

Percentage silver revenue	61%	100%	0%	84%	95%	100%	65%
Percentage gold revenue	39%	0%	100%	16%	5%	0%	35%
Nine Months Ended September 30, 2012	Palmarejo	San Bartolomé	Kensington	Rochester	Martha	Endeavor	Total
Silver revenue	$213,754	$140,951	$—	$52,617	$12,168	$16,077	$435,567
Gold revenue	148,975	—	67,950	36,539	532	—	253,996

Total revenue	$362,729	$140,951	$67,950	$89,156	$12,700	$16,077	$689,563

Percentage silver revenue	59%	100%	0%	59%	96%	100%	63%
Percentage gold revenue	41%	0%	100%	41%	4%	0%	37%

The Company believes that classification of gold as a by-product is appropriate for its Palmarejo, Rochester and Martha mines for the following reasons:

•	These mines are in mining districts historically associated with silver;
•	The Company’s exploration in such mining districts has been directed toward silver;

•	The Company’s mining and metallurgist treatment methods target silver at these mines as the primary product;
•	Silver contributes a higher proportion of revenue than any other metal and is expected to do so in the future;
•

The Company disclosed in the Annual Report and subsequent Quarterly Reports on Form 10-Q the impact of gold as a by-product in its Reconciliation of Non-U.S. GAAP Cash Costs to U.S. GAAP Production Costs; and

•

The Company has historically presented these three mines as producers primarily of silver based on the original analyses that justified putting the projects into production. The Company believes that consistency in disclosure is important to its investors.

The Company would consider co-product accounting to be more appropriate if any of the circumstances listed above were to change. The Company notes that identification of co-products in non-U.S. GAAP cost-per-ounce disclosures is not common among other silver and gold mining companies.

Notes to Consolidated Financial Statements, page F-8

Note 21 – Litigation and Other Events, page F-46

Unpatented Mining Claims Dispute at Rochester in Nevada, page F-47

8.	We note you disclose that your inadvertent failure to pay annual mining claim maintenance fees resulted in a dispute regarding certain claims. In regard to these developments, please tell us the following:

•	the net amount of capitalized property, plant, equipment and development costs located on those disputed claims as of December 31, 2011 and September 30, 2012;

•	whether you believe the likelihood of a loss or impairment of assets is remote, reasonably possible or probable pursuant to FASB ASC 450-20; and

•

whether you considered the lapse in the disputed claims to be a triggering event for impairment testing pursuant to FASB ASC 360-10-35-21, and if so, provide us with the results of your impairment testing.

Answer:   The net amount of capitalized property, plant and equipment located on the surface covering the disputed claims and development costs associated with the disputed claims as of December 31, 2011 and September 30, 2012 is $1.7 million and $1.9 million, respectively. The Company has recorded all costs associated with the mineral resources on the disputed claims as Exploration expense in the Consolidated Statements of Operations and Comprehensive Income. It is the Company’s view that under applicable legal authority mining claims are an interest in real property, and that in the event of an adverse legal determination with respect to ownership of the any disputed mining claims, on the surface of which is located the Company’s personal property, such as plant and equipment, the Company’s title to its personal property would be unaffected. However, the holder of the mining claims could seek damages for its inability to access minerals in the ground. The holder of the mining claims also may claim that certain items of personal property constitute fixtures. No such claims have been made in the case.

As disclosed in the Annual Report and subsequent Quarterly Reports on Form 10-Q, the Rochester property has continued normal operations while the claims dispute is pending. The Company has had, and continues to have, access to all its facilities and infrastructure at the Rochester property.

In addition, as disclosed in the Annual Report, the Company depreciates property, plant and equipment using either the straight-line method over the useful life of the individual asset, which is commensurate with the life of the mine using current existing ore reserves, or the units-of-production method based on estimated total proven and probable ore reserves. The Company believes there would be no impact to the current silver and gold reserves at the Rochester property assuming an adverse outcome of the claims dispute. Therefore, because an adverse outcome would not impact our current operations or the value of the asset, the Company believes the likelihood of a loss or impairment of assets is remote. Further, for these same reasons, the Company did not consider the lapse in the disputed items to be a triggering event for impairment testing.

9.	We note that an estimated 26% of measured and indicated resources and 41% of inferred resources of the Rochester mine are located within the disputed claims. In this regard, please tell us whether the loss of these claims would affect either your undiscounted cash flows used to test the asset for recoverability or the discounted cash flows used to measure the asset’s fair value including whether the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows used for determining whether your Rochester assets are impaired. Refer to FASB ASC 930-360-35-1.

Answer:   As disclosed in the Annual Report and subsequent Quarterly Reports on Form 10-Q, the Company believes there would be no impact to the current silver and gold reserves at the Rochester property assuming an adverse outcome of the claims dispute. The Company’s assessment of undiscounted cash flows would first consider only current silver and gold reserves at the Rochester property due to the low net book value of the assets in relation to the reserves. Therefore, the loss of measured and indicated resources and inferred resources would have no impact on an assessment of undiscounted cash flows.

*        *        *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact me at (208) 665-0770 or Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034. Please contact Elizabeth Druffel, the Company’s Treasurer and Chief Accountant, at (208) 665-0333 with regard to any accounting matters, and please contact Donald J. Birak, the Company’s Senior Vice President of Exploration, at (208) 769-5083 with any technical questions relating to exploration comments.

Very truly yours,

/s/ Casey M. Nault

Casey M. Nault

cc:	James Giugliano, Securities and Exchange Commission
Brian Bhandari, Securities and Exchange Commission
George Schuler, Securities and Exchange Commission
Mitchell J. Krebs, President and Chief Executive Officer
Frank L. Hanagarne, Jr., Senior Vice President and Chief Financial Officer
Donald J. Birak, Senior Vice President of Exploration
Elizabeth Druffel, Treasurer and Chief Accountant
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP